# 2023 ANNUAL REPORT



# Bank**First**
## CORPORATION

ELEVATING OUR COMMITMENT TO INNOVATION AND
GROWTH, DELIVERING OUTSTANDING VALUE TO OUR
CUSTOMERS, COMMUNITIES AND SHAREHOLDERS.

NASDAQ: **BFC**  |  **bankfirst.com**

# 2023 HIGHLIGHTS

**TOTAL DEPOSITS**
$3.43
BILLION

**TOTAL ASSETS**
$4.22
BILLION

**TOTAL LOANS**
$3.34
BILLION

**NET PROMOTER SCORE**
78

7,241
EMPLOYEE
VOLUNTEER HOURS

26
LOCATIONS

379+
EMPLOYEES



Green Bay

Madison

Milwaukee

# PROFILE

Bank First Corporation (BFC) provides financial services through our subsidiary, Bank First, N.A., incorporated in 1894. We offer loan, deposit, and treasury management products at our 26 banking locations across Wisconsin. Our bank has grown organically, through acquisitions, and through de novo branch expansion.

As of December 31, 2023, we employed approximately 379 full-time equivalent staff and had assets of approximately $4.2 billion. Our bond with Ansay & Associates, LLC makes insurance services available. Trust, investment advisory, and other financial services are offered in collaboration with several regional partners.



bankfirst.com

# LOCATIONS

APPLETON
4201 W. Wisconsin Avenue
Appleton, WI 54913

BELLEVUE
2747 Manitowoc Road
Green Bay, WI 54311

CAMBRIDGE
221 W. Main Street
Cambridge, WI 53523

CEDARBURG
W61 N529 Washington Avenue
Cedarburg, WI 53012

CLINTONVILLE
135 S. Main Street
Clintonville, WI 54929

DENMARK
103 E. Main Street
Denmark, WI 54208

FOND DU LAC
245 N. Peters Avenue
Fond du Lac, WI 54935

HOWARD
1951 Shawano Avenue
Howard, WI 54303

IOLA
295 E. State Street
Iola, WI 54945

KIEL
110 Fremont Street
Kiel, WI 53042

MANITOWOC
2915 Custer Street
Manitowoc, WI 54220

MANITOWOC
402 N. Eighth Street
Manitowoc, WI 54220

MISHICOT
110 Baugniet Street
Mishicot, WI 54228

OSHKOSH
1159 N. Koeller Street
Oshkosh, WI 54902

PARDEEVILLE
512 S. Main Street
Pardeeville, WI 53954

PLYMOUTH
2700 Eastern Avenue
Plymouth, WI 53073

POYNETTE
105 S. Main Street
Poynette, WI 53955

REEDSVILLE
100 Mill Street
Reedsville, WI 54230

SHAWANO
835 E. Green Bay Street
Shawano, WI 54166

SHEBOYGAN
2600 Kohler Memorial Drive
Sheboygan, WI 53081

TOMAH
110 W. Veterans Street
Tomah, WI 54660

TWO RIVERS
1703 Lake Street
Two Rivers, WI 54241

VALDERS
167 Lincoln Street
Valders, WI 54245

WATERTOWN
104 W. Main Street
Watertown, WI 53094

WAUPACA
111 Jefferson Street
Waupaca, WI 54981

WAUTOMA
105 Plaza Road
Wautoma, WI 54982

# A letter from the Chairman and CEO



**MIKE MOLEPSKE**
*Chairman and CEO*

Dear Shareholders,

Looking back over the past year, I am grateful for Bank First Corporation's growth and achievements. The successful acquisition of Hometown Bank marks a significant milestone in our expansion efforts, seamlessly integrating their employees and customers into the Bank First family. This strategic move has broadened our reach and strengthened our community ties, reinforcing our mission to provide innovative, relationship-based banking solutions to the communities we serve throughout Wisconsin.

This past year, we celebrated several key developments that further our commitment to community and sustainability. The opening of our new office on Shawano Avenue in Green Bay reaffirms our dedication to state-of-the-art facilities that elevate customer service, provide a safe and comfortable work environment for our team, and incorporate recycled, environmentally friendly materials. Simultaneously, the renovation and move into our new branch location in Reedsville enhances our brand's visibility. Additionally, we've completed an extensive renovation of our Shawano office, ensuring it meets our high standards for employee work environment and customer experience. We are also excited about our plans to construct a new location on the North side of Sturgeon Bay in 2025 to expand our Northeast Wisconsin presence into Door County.

The addition of Tim McFarlane as President of Bank First has been pivotal in allowing us to refine our operational focus and strategic direction. His proven leadership and shared commitment to our core values have enhanced the employee experience and delivered value-driven solutions to the communities we serve.

Our commitment to employee development and well-being is fundamental to our success. This past year, we enhanced our culture of service excellence and professional growth by hiring a Corporate Training & Development Officer and investing in additional frontline trainers to ensure we consistently deliver Bank First level customer service at every interaction. Moreover, we've broadened our benefits package with meaningful additions such as extended parental leave and comprehensive well-being support, demonstrating our dedication to the success of our team members.

Our financial strategy centers on robust growth in Earnings Per Share (EPS) as it is our most important measure of success and deliverable of shareholder value. I am pleased to share that our team has achieved consistent and robust growth in EPS over the past three, five, and ten years, compounding at rates of 12.8%, 13.8% and 15.1%, respectively. This impressive growth has led to a premium valuation of our stock and enables us to consistently increase our dividend payout over time.

The past year's achievements, which reflect the collective effort of our dedicated team of bankers and the strength of our relationships, would not have been possible without your steadfast support as shareholders. Your trust and confidence in us have been instrumental in our success.

Best regards,

*Mike*

Mike Molepske, Chairman and CEO

# A letter from the President

Dear Shareholders,

As the President of Bank First, coming into this role following our merger with Hometown Bancorp, Ltd., I'm excited about what the future holds for us. This merger was a strategic decision that brought together two like-minded banks committed to serving their communities through personalized, innovative banking.

The combination of our resources has already begun to show benefits, one of which is an enhanced ability to support the financial needs of our business customers. While not the sole focus of our growth strategy, this increased lending power is essential in helping local businesses thrive and contributing to our communities' overall prosperity.



**TIM MCFARLANE**
*President*

Beyond lending, our merger has expanded our reach and strengthened our commitment to the communities we serve. By joining forces, we have broadened our geographic presence and deepened our capacity to offer innovative solutions and services tailored to our customers' evolving needs.

In my tenure as President, my focus has been on ensuring that the integration of our teams and operations amplifies our shared values. We are harnessing technology to enhance our banking services, seizing opportunities for growth in both familiar and new markets, and nurturing a culture that values our team's professional and personal development. Our people are the core of our success, and their dedication is reflected in the quality and depth of the relationships we build with our customers.

Looking ahead, Bank First's prospects are bright. The foundation laid through our mergers with Hometown and Denmark State Bank positions us for sustained growth and service excellence. I am committed to building on this momentum, ensuring that Bank First continues to be a source of strength and support for our shareholders, customers, and the communities we serve.

Thank you for your continued trust and partnership. Together, we are poised for a future that holds great promise. We are ready to face new challenges and embrace opportunities while staying true to the principles of community banking.

Warmest regards,

Tim McFarlane, President

# BOARD OF DIRECTORS



**MARY-KAY BOURBULAS**
*Co-owner, Founder,
and Manager,
Handen Distillery*



**ROBERT GREGORSKI**
*Founder and Principal,
Gregorski Development,
LLC*



**JUDY HEUN**
*Financial Consultant,
Kohler Co.*



**STEPHEN JOHNSON**
*Retired Market President/
CRA Officer,
Bank First, N.A.*



**LAURA KOHLER**
*Chief Sustainable
Living Officer,
Kohler Co.*



**PHILLIP MAPLES**
*Partner, Michael Best &
Friedrich LLP*



**TIM MCFARLANE**
*President,
Bank First Corporation
and Bank First, N.A.*



**MIKE MOLEPSKE**
*Chairman and CEO,
Bank First Corporation
and Bank First, N.A.*



**PETER VAN SISTINE**
*Founder and CEO,
pvsfintechgroup*



**ERIN DAVIS**\*
*CEO,
Quality Roasting, Inc.*

*\*Nominee*

# SENIOR MANAGEMENT



**KELLY DVORAK**
*Chief Legal Counsel*



**MEGHANN KASPER**
*Chief Credit Officer*



**SHANNON KLAHN**
*Vice President,
Administration*



**JASON KREPLINE**
*Executive Vice President,
Chief Lending Officer*



**KEVIN LEMAHIEU**
*Executive Vice President,
Chief Financial Officer*



**TIM MCFARLANE**
*President*



**MIKE MOLEPSKE**
*Chief Executive Officer*



**KRISTEEN PELOT**
*Senior Vice President,
Operations*



**SHAROL SCHROEDER**
*Senior Vice President,
Human Resources*



**DEBBIE WEYKER**
*Vice President,
Marketing*



**JEFF ZIMMERLEE**
*Chief Retail Officer*

# FINANCIAL HIGHLIGHTS

## TOTAL ASSETS
### IN MILLIONS



| Dec-19 | Dec-20 | Dec-21 | Dec-22 | Dec-23 |
|--------|--------|--------|--------|--------|
| $2,210 | $2,718 | $2,938 | $3,660 | $4,222 |

## NON-PERFORMING ASSETS/TOTAL ASSETS



| Dec-19 | Dec-20 | Dec-21 | Dec-22 | Dec-23 |
|--------|--------|--------|--------|--------|
| 0.52%  | 0.52%  | 0.28%  | 0.18%  | 0.22%  |

# FINANCIAL HIGHLIGHTS

## CONSOLIDATED YTD NET INCOME



| Dec-19 | Dec-20 | Dec-21 | Dec-22 | Dec-23 |
|--------|--------|--------|--------|--------|
| $26,694,000 | $38,046,000 | $45,444,000 | $45,214,000 | $74,514,000 |

## CONSOLIDATED YTD EARNINGS PER SHARE



| Dec-19 | Dec-20 | Dec-21 | Dec-22 | Dec-23 |
|--------|--------|--------|--------|--------|
| $3.91 | $5.07 | $5.92 | $5.58 | $7.28 |

# FINANCIAL HIGHLIGHTS

The following graph compares the yearly percentage change in cumulative shareholder return on Bank First stock with the cumulative total return of the Russell 2000 Index and the Nasdaq Bank Index for the last ten fiscal years (assuming a $100 investment on December 31, 2013 and reinvestment of all dividends).



The above performance graph and related information are neither "soliciting material" nor "filed" with the SEC, nor shall such information be incorporated by reference into any future filings under the Securities Act or the Exchange Act, except to the extent the Company specifically incorporates it by reference into such filing.



# #changemakers

Bank First is deeply committed to enhancing our community's well-being. We believe that collaboration can spark significant change and foster a brighter future for the coming generations.

Our culture centers on community engagement, and we encourage our team to give back and actively participate in causes that are meaningful to them. We proudly offer paid time off for volunteerism and hold employee community service events throughout the year.



In the past year, we donated over **$943,000** to support **594** local events and charities. In addition, our employees volunteered more than **7,200** hours of their time to their communities.









9

# REEDSVILLE

In October 2023, we consolidated our Whitelaw and Reedsville branches into a renovated space at 100 Mill Street in Reedsville. Situated strategically along Highway 10, this move increases our brand visibility and showcases our modern space.







# SHAWANO

In January 2024, Bank First unveiled its newly remodeled office in Shawano at 835 East Green Bay Street. The updated space offers a modern, welcoming environment for employees and customers alike.





Our newest branch opened in Green Bay in January 2024 and represents our commitment to excellence, offering a comfortable, efficient banking environment that prioritizes customer satisfaction and environmental responsibility.









## Annual Shareholder Meeting

Monday, June 17, 2024
4:00 p.m. Central Daylight Time
Capitol Civic Centre, 913 South Eighth Street, Manitowoc, WI 54220

---

## Shareholder Services Contact Information

Bank First Corporation
402 North Eighth Street
P.O. Box 10
Manitowoc, WI 54221-0010
Phone: 920-652-3360
Email: shareholderservices@bankfirst.com

LORI SISEL - Shareholder Services Officer
Phone: 920-863-1028
Email: lsisel@bankfirst.com

KELLY DVORAK - Chief Legal Counsel
Phone: 920-652-3244
Email: kdvorak@bankfirst.com

---

## Transfer Agent

Computershare
Phone: 781-575-3100 or Toll Free 800-736-3001
Email inquiries: web.queries@computershare.com

Written requests:
Computershare
P.O. Box 43006
Providence, RI 02940-3006

CAUTIONARY DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS & WEBSITE DISCLAIMER: All forward-looking information in this report should be read with, and is qualified in its entirety by, the Cautionary Disclosure Regarding Forward-Looking Statements and the Risk Factors disclosures set forth in the introduction and Item 1A, respectively, of the Company's Annual Report on Form 10-K for the year ended December 31, 2023.

## OUR PROMISE

We are a relationship-based bank focused on providing innovative solutions that are value driven to the communities we serve.

## OUR CULTURE

Bank First's culture celebrates diversity, creativity, and responsiveness, with the highest ethical standards. We support and encourage employees to develop their careers. They are empowered with the tools to be successful and are held accountable for the results they deliver to our customers and shareholders. We maintain a strong credit culture as a foundation of sound asset quality.

## OUR VISION

We will sustain our independence by remaining the top-performing provider of financial services in Wisconsin. Our team will strive to create value for our customers and shareholders by forging strong relationships and offering personalized and innovative solutions.

## CORPORATE RESPONSIBILITY STATEMENT

Bank First is dedicated to sustainable banking practices, prioritizing environmental stewardship, social well-being, and strong governance. By integrating corporate responsibility factors into our decision-making, we aim to minimize our ecological footprint, promote community development, and ensure transparent and responsible business practices. Bank First strives to make a positive impact in the communities we serve and deliver long-term value to our stakeholders.